EXHIBIT 99.1

THE FINANCIAL STATEMENTS OF Yunnan Honghao Forestry Development Co., Ltd AS OF AND FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2021 AND 2020

TABLE OF FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

CN Energy Group. Inc. and Its Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Yunnan Honghao Forestry Development Co., Ltd (the “Target Company”) as of September 30, 2021 and 2020 and the related statement of income and other comprehensive income, changes in shareholder’s equity, and cash flows for the fiscal years ended September 30, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Target Company at September 30, 2021 and 2020, and the results of its operations and its cash flows for the fiscal years ended September 30, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Substantial Doubt about the Target Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that Target Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Target Company incurred a net loss of $54,285 and $50,406, and had a negative cash flow of $11,280 and $10,467 from operating activities, respectively. These factors raise substantial doubt about the Target Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

The financial statements are the responsibility of the Target Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Target Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Target Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Target Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Target Company’s auditor since 2022.

Singapore

November 18, 2022

Yunnan Honghao Forestry Development Co., Ltd

Balance Sheets

ASSETS
	As of	As of
	September 30,	September 30,
	2021	2020
Current Assets:
Cash	$6,112	$16,587
Total current assets	6,112	16,587
Biological assets	9,824,079	9,323,152
Land use right, net	1,391,364	1,360,078
Property and equipment, net	2,827	4,146
Total Assets	$11,224,382	$10,703,963

LIABILITIES AND SHAREHOLDER’S EQUITY

Total liabilities	-	-

Commitments and contingencies

Shareholder’s Equity:
Ordinary shares, no par value, RMB2 million authorized, issued and outstanding as of September 30, 2021 and 2020	$324,428	$324,428
Additional paid-in capital	12,401,195	12,401,195
Accumulated losses	(892,424)	(838,139)
Accumulated other comprehensive loss	(608,817)	(1,183,521)
Total shareholder’s equity	11,224,382	10,703,963

Total Liabilities and Shareholder’s Equity	$11,224,382	$10,703,963

The accompanying notes are integral part of the financial statements.

Yunnan Honghao Forestry Development Co., Ltd

Statements of Income and Other Comprehensive Income

	For the fiscal years ended September 30,
	2021	2020
Operating expenses:
General and administrative expenses	$(54,280)	$(50,409)
Total operating expenses	(54,280)	(50,409)

Loss from operations	(54,280)	(50,409)

Other (expenses) income	(5)	3

Loss before income taxes	(54,285)	(50,406)

Provision for income taxes	-	-

Net loss attributable to ordinary shareholders	(54,285)	(50,406)

Net loss	(54,285)	(50,406)

Other comprehensive income:
Foreign currency translation gain	574,704	537,375

Comprehensive income	$520,419	$486,969

The accompanying notes are integral part of the financial statements.

Yunnan Honghao Forestry Development Co., Ltd

Statements of Changes in Shareholder’s Equity

	Ordinary	Additional		Accumulated Other	Total
	Shares	Paid-in	Accumulated	Comprehensive	Shareholder's
	Amount	Capital	Losses	Loss	Equity
Balance at September 30, 2019	$324,428	$12,401,195	$(787,733)	$(1,720,896)	$10,216,994

Net loss for the year	-	-	(50,406)	-	(50,406)
Foreign currency translation gain	-	-	-	537,375	537,375

Balance at September 30, 2020	324,428	12,401,195	(838,139)	(1,183,521)	10,703,963

Net loss for the year	-	-	(54,285)	-	(54,285)
Foreign currency translation gain	-	-	-	574,704	574,704

Balance at September 30, 2021	$324,428	$12,401,195	$(892,424)	$(608,817)	$11,224,382

The accompanying notes are integral part of the financial statements.

Yunnan Honghao Forestry Development Co., Ltd

Statements of Cash Flows

	For the fiscal years ended September 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(54,285)	$(50,406)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	43,005	39,939
Net cash used in operating activities	(11,280)	(10,467)

Effect of exchange rate changes on cash	805	1,061

Net decrease in cash	(10,475)	(9,406)

Cash, beginning of year	16,587	25,993

Cash, end of year	$6,112	$16,587

Yunnan Honghao Forestry Development Co., Ltd

Notes to Financial Statements

Note 1 - Organization and business background

Yunnan Honghao Forestry Development Co., Ltd (“the Company”) was incorporated under the laws of the People’s Republic of China (the “PRC” or “China”) on May 6, 2013 by two individual shareholders. Since incorporation, shareholders had been changed several times and, on May 31, 2022, the shareholder was changed to Shenzhen Xiangfeng Trading Co., Ltd, a company incorporated under the laws of the PRC on March 10, 2017 (“Shenzhen Xiangfeng”), of which Ms. Liping Ke was the sole shareholder.

The Company has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying financial statements.

On September 30, 2022, the shareholder of the Company, Shenzhen Xiangfeng, which is ultimately controlled by Ms. Liping Ke, entered into a Share Transfer Agreement with CN Energy Group. Inc. (Nasdaq: CNEY) (“CNEY”), a company incorporated under the laws of the British Virgin Islands. Pursuant to the Share Transfer Agreement, CNEY agreed to purchase all of the equity interests in the Company in consideration of RMB260 million ($40.4 million). Pursuant to the Share Transfer Agreement, the purchase consideration is payable in cash of RMB126 million ($19.6 million) and the remainder of the purchase price of approximately RMB134 million ($20.8 million) will be paid in Class A ordinary shares of CNEY.

Yunnan Honghao Forestry Development Co., Ltd

Notes to Financial Statements

NOTE 2 — GOING CONCERN UNCERTAINTIES

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. During the fiscal years ended September 30, 2021 and 2020, the Company incurred a net loss of $54,285 and $50,406, and had a negative cash flow of $11,280 and $10,467 from operating activities, respectively. The continuation of the Company as a going concern through the next 12 months is dependent upon the continued financial support from its shareholders.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provide the opportunity for the Company to continue as a going concern.

Yunnan Honghao Forestry Development Co., Ltd

Notes to Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Significant estimates and assumptions made by management include, among others, useful lives and impairment of long-lived assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains its bank accounts in the PRC. Cash maintained in banks within the PRC of less than RMB0.5 million (equivalent to US$77,599) per bank is covered by “deposit insurance regulation” promulgated by the State Council of the PRC.

Yunnan Honghao Forestry Development Co., Ltd

Notes to Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Biological Assets

Biological assets consist of trees managed for future timber sales. Biological assets are carried at cost.  The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition.

Land use rights

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful life.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Transportation equipment	10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statements of income and other comprehensive income in other income or expenses.

Yunnan Honghao Forestry Development Co., Ltd

Notes to Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived Assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets,” all long-lived assets such as property, plant, and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There were no impairments of these assets as of September 30, 2021 and 2020.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3—inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments as of September 30, 2021 and 2020 approximates their carrying amount based upon the short-term nature of the assets and liabilities.

Yunnan Honghao Forestry Development Co., Ltd

Notes to Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the fiscal years ended September 30, 2021 and 2020. The Company does not believe there was any uncertain tax provision as of September 30, 2021 and 2020.

The Company is subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended September 30, 2021 and 2020. As of September 30, 2021, all of the tax returns of the Company remain open for statutory examination by PRC tax authorities.

Comprehensive income

Comprehensive income consists of two components, net loss and other comprehensive income. The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in Renminbi (“RMB”) to U.S. dollars (“US$” or “$”) is reported in other comprehensive income in the statement of income and other comprehensive income.

Yunnan Honghao Forestry Development Co., Ltd

Notes to Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currency for the Company is the RMB. The Company’s financial statements have been translated into the reporting currency US$. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the financial statements in this report:

	September 30, 2021	September 30, 2020
Year-end spot rate	US$1=RMB 6.4434	US$1=RMB 6.7896
Average rate	US$1=RMB 6.4925	US$1=RMB 6.9910

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Yunnan Honghao Forestry Development Co., Ltd

Notes to Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of the pending adoption of ASU 2016-13 on the Company’s financial statements.

Yunnan Honghao Forestry Development Co., Ltd

Notes to Financial Statements

NOTE 4 — CASH

The Company’s cash primarily include cash on hand and cash in bank. The following table sets forth the balances as of September 30, 2021 and 2020.

	As of	As of
	September 30,	September 30,
	2021	2020
Cash on hand	$6,112	$16,582
Cash in bank	-	5
Total	$6,112	$16,587

NOTE 5 – BIOLOGICAL ASSETS

The Company’s biological assets are timber forests, which are mainly for wood production. The Company has not commenced any wood production.

NOTE 6 – LAND USE RIGHT, NET

The Company’s forestry has 29 forest land use rights, which have expiration dates ranging from August 8, 2053 to December 31, 2076.

	As of	As of
	September 30,	September 30,
	2021	2020
Land use rights	$1,725,494	$1,637,511
Less: accumulated amortization	(334,130)	(277,433)
Land use rights, net	$1,391,364	$1,360,078

Amortization expenses were $41,475 and $38,518 for the fiscal years ended September 30, 2021 and 2020, respectively.

Estimated future amortization expenses are as follows:

Amortization
expense
Fiscal 2023	$41,791
Fiscal 2024	41,791
Fiscal 2025	41,791
Fiscal 2026	41,791
Fiscal 2027	41,791
Thereafter	1,182,409
Total	$1,391,364

NOTE 7 – PROPERTY AND EQUIPMENT

The Company’s property and equipment as of September 30, 2021 and 2020 consisted of the following:

	As of	As of
	September 30,	September 30,
	2021	2020
Transportation equipment	$2,827	$4,146

Depreciation expenses were $1,530 and $1,421 for the fiscal years ended September 30, 2021 and 2020, respectively.

Yunnan Honghao Forestry Development Co., Ltd

Notes to Financial Statements

NOTE 8 – INCOME TAXES

PRC Enterprise Income Tax (“EIT Law”)

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income.

Income tax returns of PRC companies are filed on an individual entity basis. The PRC entities have calculated their income tax provision using the separate return method in the financial statements.

The Company is subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended September 30, 2021 and 2020.

The components of income tax expenses were as follows:

	For the	For the
	fiscal year ended	fiscal year ended
	September 30,	September 30,
	2021	2020
Current tax expenses
PRC	-	-
	-	-
Deferred tax expenses
PRC	-	-
Income tax expenses	-	-

As of September 30, 2021 and 2020, income tax payable was nil.

	For the	For the
	fiscal year ended	fiscal year ended
	September 30,	September 30,
	2021	2020
PRC income tax statutory rate	25%	25%
Non-deductible items	(25%)	(25%)
Effective tax rate	0%	0%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of September 30, 2021, all of the tax returns for the Company remain open for statutory examination by PRC tax authorities.

Yunnan Honghao Forestry Development Co., Ltd

Notes to Financial Statements

NOTE 9 – SHAREHOLDER’S EQUITY

The Company was incorporated under the laws of the PRC on May 6, 2013, with a registered capital of RMB2 million with no par value and with no ordinary share.

NOTE 10 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (the “CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by the revenue of different services. The Company is principally engaged in forestry in the PRC. Based on management’s assessment, the Company has determined that it has a single reportable segment as defined by ASC 280.

NOTE 11 — CONCENTRATIONS OF RISK

For the fiscal years ended September 30, 2021 and 2020, the Company’s substantial assets were located in the PRC.

No single customer represented 10% or more of revenue for the fiscal years ended September 30, 2021 and 2020.

No single customer accounted for 10% or more of total outstanding accounts receivable balance as of September 30, 2021 and 2020.

No single supplier accounted for 10% or more of the total purchases for the fiscal years ended September 30, 2021 and 2020.

Yunnan Honghao Forestry Development Co., Ltd

Notes to Financial Statements

NOTE 12 — COMMITMENT AND CONTINGENCIES

Operating lease commitment

As of September 30, 2021, the Company did not have any operating lease commitment.

Capital commitment

As of September 30, 2021, the Company did not have any capital commitment.

Contingencies

There are no claims, lawsuits, investigations, and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past caused, or to the Company’s knowledge, are reasonably possible to cause, a material change on the Company’s financial position, results of operations, or cash flows.

NOTE 13 – RELATED PARTY TRANSACTIONS

As of and for the fiscal years ended September 30, 2021 and 2020, the Company did not have any related party transaction.

NOTE 14 – SUBSEQUENT EVENTS

On September 30, 2022, the shareholder of the Company, Shenzhen Xiangfeng, which is ultimately controlled by Ms. Liping Ke, entered into a Share Transfer Agreement with CNEY, a company incorporated under the laws of the British Virgin Islands. Pursuant to the Share Transfer Agreement, CNEY agreed to purchase all of the equity interests in the Company in consideration of RMB260 million ($40.4 million). Pursuant to the Share Transfer Agreement, the purchase consideration is payable in cash of RMB126 million ($19.6 million) and the remainder of the purchase price of approximately RMB134 million ($20.8 million) will be paid in Class A ordinary shares of CNEY.

CN ENERGY GROUP. INC.

PRO FORMA CONDENSED COMBINED BALANCE SHEETS

AS OF SEPTEMBER 30, 2021

(UNAUDITED)

	CN Energy
	Group.	Yunnan	Adjustments	Combined
	Inc.	Forestry	(a)	Pro Forma
ASSETS
Current Assets:
Cash	$190,758	$6,112	-	$196,870
Term deposit	3,096,000	-	-	3,096,000
Notes receivable	-	-	-	-
Accounts receivable	12,375,425	-	-	12,375,425
Inventory	1,116,613	-	-	1,116,613
Advances to suppliers, net	10,800,478	-	-	10,800,478
Other receivables	21,153,506	-	-	21,153,506
Prepaid expenses and other current assets	155,021	-	-	155,021
Total current assets	48,887,801	6,112	-	48,893,913
Biological assets		9,824,079		9,824,079
Property, plant and equipment, net	14,285,557	2,827	-	14,288,384
Goodwill	-	-	29,126,985	29,126,985
Prepayment for property and equipment	3,781,844	-	-	3,781,844
Intangible assets, net	68,427	-	-	68,427
Land use right, net	574,587	1,391,364	-	1,965,951
Right of use lease assets, net	97,160	-	-	97,160
Long-term deposits	1,238,555	-	-	1,238,555
Deferred tax assets	29,209	-	-	29,209
Total Assets	$68,963,140	$11,224,382	$29,126,985	$109,314,507

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short-term bank loans	$1,238,400	-	-	$1,238,400
Long-term bank loan, current	264,393	-	-	264,393
Accounts payable	1,776,626	-	-	1,776,626
Deferred revenue, current	111,301	-	-	111,301
Due to related parties	1,426,631	-	-	1,426,631
Taxes payable	243,413	-	-	243,413
Operating lease liabilities, current	36,720	-	-	36,720
Accrued expenses and other current liabilities	545,632	-	-	545,632
Total current liabilities	5,643,116	-	-	5,643,116

Long-term bank loan, non-current	22,033	-	-	22,033
Deferred revenue, non-current	489,439	-	-	489,439
Operating lease liabilities, non-current	32,351	-	-	32,351
Deferred tax liabilities	97,249	-	-	97,249
Total liabilities	6,284,188	-	-	6,284,188

Commitments and contingencies

Shareholders' Equity:
Ordinary shares, no par value, unlimited number of shares authorized; 20,319,276 shares issued and outstanding as of September 30, 2021
Class A ordinary share, no par value, unlimited number of shares authorized; 17,298,307 shares issued and outstanding as of September 30, 2021	47,965,683	-	-	47,965,683
Class B ordinary share, no par value, unlimited number of shares authorized; 3,020,969 shares issued and outstanding as of September 30, 2021	5,015,142	-	-	5,015,142
Additional paid-in capital	8,865,199	12,725,623	27,959,874	49,550,696
Statutory reserves	315,808	-	-	315,808
Retained earnings/(accumulated loss)	394,556	(892,424)	577,870	80,002
Accumulated other comprehensive income (loss)	122,564	(608,817)	589,241	102,988
Total shareholders' equity	62,678,952	11,224,382	29,126,985	103,030,319

Total Liabilities and Shareholders' Equity	$68,963,140	$11,224,382	$29,126,985	$109,314,507

See accompanying notes to the unaudited pro forma condensed combined financial statements.

CN ENERGY GROUP. INC.

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2021

(UNAUDITED)

	CN Energy
	Group.	Yunnan		Combined
	Inc.	Forestry	Adjustments	Pro Forma
Revenue	$19,846,921	-	-	$19,846,921
Cost of revenue	(17,230,306)	-	-	(17,230,306)
Gross profit	2,616,615	-	-	2,616,615
Operating expenses:
Selling expenses	(198,443)	-	-	(198,443)
General and administrative expenses	(1,449,267)	(54,280)	-	(1,503,547)
Research and development expenses	(385,525)	-	-	(385,525)
Total operating expenses	(2,033,235)	(54,280)	-	(2,087,515)

Income (loss) from operations	583,380	(54,280)	-	529,100
Other income (expenses):
Interest expense	191,227	-	-	191,227
Government subsidy income	1,079,348	-	-	1,079,348
Other expenses	(120,246)	(5)	-	(120,251)
Total other income (expenses), net	1,150,329	(5)	-	1,150,324

Income before income taxes	1,733,709	(54,285)	-	1,679,424
Provision for income taxes	(437,349)	-	-	(437,349)
Net income (loss)	1,296,360	(54,285)	-	1,242,075
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	(975,000)	—	-	(975,000)
Net income (loss) attributable to Shareholders	$321,360	$(54,285)	-	$267,075

Net income (loss)	1,296,360	(54,285)	-	1,242,075
Other comprehensive income:
Foreign currency translation gain	1,089,346	574,704	-	1,664,050
Comprehensive income	$2,385,706	$520,419	-	$2,906,125

Earnings per share – basic and diluted	$0.09	-	-	$0.08

Weighted average shares outstanding – basic and diluted	15,197,508	-	-	15,197,508

See accompanying notes to the unaudited pro forma condensed combined financial statements.

CN ENERGY GROUP. INC.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under the provision of ASC 805 on the basis of CN Energy Group. Inc. and its subsidiaries (collectively, the “Company”) as the accounting acquirer of Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Forestry”). Under the acquisition method, the acquisition date fair value of the gross consideration paid by the Company to close the acquisition was allocated to the assets acquired and liabilities assumed based on their estimated fair value. Management has made significant estimates and assumptions in determining the preliminary allocation of the gross consideration transferred in the unaudited pro forma condensed combined financial information. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amount recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the acquisition are based on certain currently available information and certain assumptions and methodologies that the Company believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments may be revised as additional information becomes available and alternative valuation methodologies are evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. The Company believes that its assumptions and methodologies provided a reasonable basis for presenting all the significant effects of the acquisition contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet combines the Company’s and Yunnan Forestry’s balance sheets as of September 30, 2021 as if the acquisition had occurred on September 30, 2021. The unaudited pro forma condensed combined statement of operations combines the Company’s and Yunnan Forestry’s operations for the fiscal year ended September 30, 2021, presented as if the acquisition had been completed on October 1, 2020. These unaudited pro forma combined condensed financial statements are based upon the historical financial statements of the Company and Yunnan Forestry after considering the effect of the adjustments described in these footnotes.

The accompanying unaudited pro forma combined financial statements do not give effect to any cost savings, revenue synergies, or restructuring costs which may result from the integration of the Company and Yunnan Forestry operations. Further, actual results may be different from these unaudited pro forma combined financial statements. They should be read in conjunction with the historical financial statements and notes thereto of the Company and Yunnan Forestry.

2. Estimated Preliminary Purchase Price Allocation

The preliminary consideration and allocation of the purchase price to the fair value of Yunnan Forestry’s assets acquired and liabilities assumed as if the acquisition date was September 30, 2021 is presented below:

Calculation of consideration per the stock purchase agreement
Cash		$40,351,367
Total consideration		40,351,367

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	$6,112
Biological assets	9,824,079
Land use right, net	1,391,364
Property and equipment, net	2,827
Total identifiable net assets		11,224,382
Goodwill		29,126,985
Net assets acquired		$40,351,367

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of Yunnan Forestry.

The Company has not completed the detailed valuation necessary to estimate the fair value of the assets acquired and the liabilities assumed and, accordingly, the adjustments to record the assets acquired and liabilities assumed at fair value reflect the best estimate of the Company based on the information currently available and are subject to change once additional analyses are completed.

As the goodwill calculation above assumed full payment of the purchase price, the final amount recorded may differ materially from the information presented.

3. Pro forma Adjustments

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the acquisition and has been prepared for informational purposed only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are directly attributable to the acquisition, factually supportable, and with respect to the statements of operations, expected to have a continuing impact on the results of the Company.

The pro forma adjustments represent acquisition consideration allocated to assets acquired and liabilities assumed in the acquisition, and the allocation to goodwill, which was the amount that the purchase price exceeded the fair value of the identifiable net assets, and the elimination of the equity of Yunnan Forestry that the Company acquired.